UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-40552

NYXOAH SA

(Translation of registrant’s name into English)

Rue Edouard Belin 12, 1435 Mont-Saint-Guibert, Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Nyxoah SA

Entry into Underwriting Agreement.

On May 23, 2024, Nyxoah SA (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Cantor Fitzgerald & Co., as representative of the several underwriters named therein (collectively, the “Underwriters”), relating to an underwritten public offering of 5,374,755 ordinary shares (“Shares”), no nominal value per share, at a public offering price of $9.25 (€8.54) per ordinary share. Under the terms of the Underwriting Agreement, the Company granted the Underwriters an option, exercisable for 30 days, to purchase up to an additional 806,213 Shares (the “Option Shares” and together with the Shares, the “Securities”) at the public offering price less the underwriting discounts and commissions. The offering is expected to close on or about May 28, 2024, subject to the satisfaction of customary closing conditions.

The Company expects to receive net proceeds from the offering of approximately $46.1 million (€42.6 million), after deducting underwriting discounts and commissions and estimated offering expenses, assuming no exercise by the Underwriters of their option to purchase the Option Shares.

The Securities will be issued pursuant to the Company’s shelf registration statement on Form F-3 (Registration Statement No. 333- 268955) that was previously filed with the Securities and Exchange Commission (the “Commission”) on December 20, 2022 and which became effective on January 6, 2023 (the “Registration Statement”). A final prospectus supplement relating to the offering dated May 23, 2024 was filed with the Commission.

The Underwriting Agreement contains customary representations and warranties, agreements and obligations, conditions to closing and termination provisions. The Underwriting Agreement provides for indemnification by the Underwriters of the Company, its directors and certain of its executive officers, and by the Company of the Underwriters, for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, and affords certain rights of contribution with respect thereto. The foregoing description of the Underwriting Agreement is qualified in its entirety by reference to the Underwriting Agreement, which is attached as Exhibit 1.1 hereto and incorporated by reference herein.

A copy of the legal opinion and consent of NautaDutilh BV/SRL relating to the validity of the issuance and sale of the Securities is attached as Exhibit 5.1 hereto and is incorporated by reference herein.

Other Events.

On May 23, 2024, the Company issued a press release announcing the pricing of the underwritten public offering, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information contained in this Report, including Exhibits 1.1 and 5.1 hereto, but excluding Exhibit 99.1, is hereby incorporated by reference into the Company’s registration statements on Form S-8 (Registration Numbers 333-261233 and 333-269410) and Form F-3 (Registration Number 333-268955) (including any prospectuses forming a part of such registration statements) and is a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The Company cautions you that statements included in this report that are not a description of historical facts are forward-looking statements. These forward-looking statements include statements regarding the completion of the offering and the expected net proceeds therefrom. The inclusion of forward-looking statements should not be regarded as a representation by the Company that any of these results will be achieved. Actual results may differ from those set forth in this report due to the risks and uncertainties associated with market conditions and the satisfaction of customary closing conditions related to the offering, as well as risks and uncertainties inherent in the Company’s business, including those described in the Company’s other filings with the Commission. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, and the Company undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement. This caution is made under the safe harbor provisions of Section 21E of the Private Securities Litigation Reform Act of 1995.

Exhibits

1.1	Underwriting Agreement, dated May 23, 2024, by and between the Company and Cantor Fitzgerald & Co., as representative of the several underwriters named therein
5.1	Opinion of NautaDutilh BV/SRL
23.1	Consent of NautaDutilh BV/SRL (contained in exhibit 5.1)
99.1	Press Release, dated May 23, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NYXOAH SA

Date: May 24, 2024	By:	/s/ Loic Moreau
	Name:	Loic Moreau
	Title:	Chief Financial Officer